Netshoes (Cayman) Limited

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo

Brazil

April 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Katherine Bagley, Staff Attorney

Re:	Netshoes (Cayman) Limited
Registration Statement on Form F-1, as amended (File No. 333-216727)
Registration Statement on Form 8-A (Registration No. 001-38055)

Ladies and Gentlemen:

Pursuant to Rule 461 (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Netshoes (Cayman) Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 2:00 P.M., Eastern Daylight Saving Time on April 11, 2017, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A, as amended, under the Securities Exchange Act of 1933, as amended, covering the common shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective immediately following the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Simpson Thacher & Bartlett LLP by calling Grenfel S. Calheiros at (212) 455-2295. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Simpson Thacher & Bartlett LLP, Attention: Grenfel S. Calheiros, by facsimile to (212) 455-2295.

The Company understands that Goldman, Sachs & Co. and J.P. Morgan Securities LLC, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

[Signature page follows]

Very truly yours,

Netshoes (Cayman) Limited

By:	/s/ Leonardo Tavares Dib
Name: Leonardo Tavares Dib
Title: Chief Financial Officer